Exhibit 21.1

LIST OF SUBSIDIARY COMPANIES

Global Greensteam LLC, a California corporation
Global Green Solutions Pty Ltd., a South African corporation
     Global Green Solutions Ltd., a United Kingdom corporation
Greensteam Development Inc., an inactive Delaware corporation
Greensteam Energy Inc., an inactive Delaware corporation

     The names under which these subsidiaries do business are as shown in bold above.